October 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             MongoDB, Inc.

Registration Statement on Form S-1

File No. 333-220557

Acceleration Request

Requested Date:                  Wednesday, October 18, 2017

Requested Time:                 4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between October 6, 2017 and October 16, 2017 at 5:00 p.m., Eastern Daylight Time, 5,640 copies of the Preliminary Prospectus of MongoDB, Inc., a Delaware corporation (the “Registrant”), dated October 6, 2017, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on October 18, 2017, or as soon thereafter as practicable.  We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Andrew Daly
	Name:	Andrew Daly
	Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

cc:

Dev Ittycheria, President and Chief Executive Officer

Michael Gordon, Chief Financial Officer

Andrew Stephens, Esq., General Counsel

MongoDB, Inc.

Jeffrey D. Saper, Esq.

Michael C. Labriola, Esq.

Megan J. Baier, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Babak Yaghmaie, Esq.

Eric Jensen, Esq.

Nicole Brookshire, Esq.

Cooley LLP

[Signature Page to Underwriter Acceleration Request]